

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

Greg Gilman
Director
Science Strategic Acquisition Corp. Alpha
1447 2nd St
Santa Monica, CA 90401

Re: Science Strategic Acquisition Corp. Alpha
Draft Registration Statement on Form S-1
Submitted November 6, 2020
CIK No. 0001830547

Dear Mr. Gilman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note the description of certain "D2C" companies in Science's current portfolio at page 3. Please revise to clarify, if true, that you have not entered into any preliminary agreements with any of these D2C companies.

Provisions in our amended and restated certificate of incorporation, page 54

2.   We note your disclosure, at page 54, that your amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for derivative actions. We also note your disclosure at page 142 regarding this exclusive forum provision. Please revise your risk factor to clarify whether this

provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your risk factor to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew Campbell